Eaton & Van Winkle llp
3 Park Avenue
New York, New York 10016
(212) 779-9910

Vincent J. McGill	Direct: (212) 561-3604
Partner	Fax: (212) 779-9928
E-mail: vmcgill@evw.com

September 30, 2016

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: John Dana Brown, Esq.

Re.	Air Industries Group Revised Preliminary Proxy Statement on Schedule 14A Filed September 15, 2016 File No. 001-35927

Dear Mr. Brown:

This is in response to your letter of comment dated September 29, 2016 concerning the revised preliminary proxy statement filed by our client, Air Industries Group (the “Company”), on September 15, 2016. The Company’s response to the comment in the comment letter is set forth below. Concurrently herewith, we are filing a further revised preliminary proxy statement which addresses the staff’s comments.

 Proposal Two: Approval of an Amendment to Our Articles of Incorporation, page 18

1. We note that you intend to amend your articles of incorporation to authorize 3,000,000 shares of preferred stock, including 2,000,000 shares of Series A Preferred Stock, and that you intend to issue shares of Series A Preferred Stock in connection with the conversion of certain notes and as PIK Shares. Please revise to include the financial information required by Item 13(a) of Schedule 14A in the proxy statement or, alternatively, incorporate by reference such information to the extent permitted by Item 13(b) of Schedule 14A. Refer to Item 13 of Schedule 14A and Instruction 1 thereto. In this regard, we also note your disclosure in the Financial Information section on page 22 which does not appear to comply with Item 13(b)(2) of Schedule 14A for non-S-3 registrants. Additionally, please revise to include a narrative discussion of the effects of the issuance and conversion on the company’s debt and preferred stock balances and discuss any continuing income statement impact.

Response: A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2016 will be furnished to stockholders together with the proxy statement. Portions of those reports incorporated by reference into the proxy statement have been identified as part of the discussion of Proposal Two under the caption “Financial Information” and at the end of the proxy statement under the heading “Documents Incorporated By Reference.”

We have provided a narrative discussion of the effects of the issuance and conversion of the Notes on the Company’s debt and preferred stock balances as well as the continuing impact of those events upon the Company’s statement of operations at the end of the section captioned “Effect of Charter Amendment.”

Please direct any further questions or comments you may have concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc: Donald E. Field
      Daniel R. Godin